                                                              Rule 424(b)(3)
                                                              Reg. No. 333-46055

                                VECTOR GROUP LTD.

                       SUPPLEMENT DATED NOVEMBER 19, 2004
                       TO PROSPECTUS DATED APRIL 12, 2000


         The prospectus of Vector Group Ltd. ("Vector"), dated April 12, 2000, relating to Vector's common stock, $.10 par value per share, is hereby supplemented as follows:

                              SELLING STOCKHOLDERS

         The following table sets forth, as of November 19, 2004, certain information with respect to the ownership of Vector's common stock by Bennett S. LeBow and his affiliates and transferees (the "Selling Stockholders"), and supersedes the table set forth on page 10 of the prospectus relating to the Selling Stockholders.



                                        SHARES                                                       NO OF
                                          OF                                                        SHARES
                                        COMMON                                 SHARES                 OF
                                        STOCK                                    OF                 COMMON
                                        OWNED                                  COMMON                STOCK
                                        PRIOR              PERCENT              STOCK                OWNED               PERCENT
                                          TO                 OF                 BEING                AFTER                 OF
        SELLING STOCKHOLDERS           OFFERING           CLASS (1)            OFFERED           OFFERING (2)           CLASS (1)
        --------------------           --------           ---------            -------           ------------           ---------
Bennett and Geraldine LeBow
         Foundation Inc.                94,678              0.2                 94,678                   --                --
LeBow, Bennett S.                   16,749,498 (3)         35.2             10,877,088            5,872,410 (3)           12.3

--------------------


(1) Beneficial ownership determined in accordance with Rule 13(d)-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) The number of shares of common stock beneficially owned after the offering assumes (i) the sale of all shares covered by this prospectus and (ii) no other purchases or sales of shares by the Selling Stockholders.

(3) Includes 5,872,410 shares issuable upon exercise of currently exercisable options to purchase common stock.

         The shares shown in the table above as owned by Mr. LeBow include 10,510,055 shares held by LeBow Gamma Limited Partnership, a Nevada limited partnership, and 367,033 shares held by LeBow Alpha LLLP, a Delaware limited liability limited partnership. Mr. LeBow may sell certain of the shares for his own account. The shares held by LeBow Alpha LLLP are pledged to U.S. Clearing Corp. to secure a margin loan to Mr. LeBow and may be sold by such pledgee. LeBow Holdings, Inc., a Nevada corporation, is the general partner of LeBow Alpha LLLP and is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. Mr. LeBow is a director, officer and sole shareholder of LeBow Holdings, Inc. and a director and officer of LeBow Gamma, Inc.

         In addition, pursuant to stock option grants in July 1998, November 1999 and January 2001, LeBow Gamma Limited Partnership, as assignee of Mr. LeBow, holds options to purchase 2,512,679 shares of Vector's common stock and LeBow Epsilon Investments Trust, as assignee of Mr. LeBow, holds options to purchase 3,359,731 shares. Mr. LeBow is the sole trustee of LeBow Epsilon Investments Trust. Except for the shares issuable upon exercise of such options, Mr. LeBow will not own any shares of Vector's common stock assuming the sale of all of the shares covered by this prospectus.

         The Bennett and Geraldine LeBow Foundation, Inc. is a Florida not-for-profit corporation, of which Mr. LeBow and family members serve as directors and executive officers. Shares held by the foundation are pledged to Goldman Sachs to secure a margin loan to the foundation and may be sold by such pledgee.

         Mr. LeBow is Chairman of the Board and Chief Executive Officer of Vector, VGR Holding Inc. and New Valley, and beneficially owns approximately 35.4% of Vector's common stock.

                              PLAN OF DISTRIBUTION

         Under the plan of distribution set forth in the prospectus, any distribution of the shares by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest, may be effected from time to time directly or through brokers or agents by any legally available means. In connection with the distributions set forth in the "Plan of Distribution" section of the prospectus, the Selling Stockholders may:

         o enter into hedging transactions with broker-dealers, and the broker-dealers may in turn engage in short sales of the shares as part of establishing and maintaining the hedge positions they entered into with the selling stockholders;

         o engage in short sales of shares and deliver shares to cover such short positions;

         o enter into option or loan transactions that require the selling stockholders to deliver shares to a broker-dealer which may then resell or otherwise transfer the shares pursuant to this prospectus to cover the broker-dealer's own short sales of the shares or to cover short sales of the shares by customers of the broker-dealer; or

         o pledge shares to a broker-dealer and upon the default by the selling stockholder on the pledge the broker-dealer may sell the pledged shares pursuant to this prospectus.




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
Any broker-dealer engaging in the transactions described above may be considered an "underwriter", as that term is defined by the Securities Act of 1933, as amended. Bennett S. LeBow and his affiliates and transferees may engage Jefferies & Company, Inc. ("Jefferies") or its affiliates in connection with these transactions.

         On November 18, 2004, in connection with a private placement of up to $81,875,000 aggregate principal amount of 5% Variable Interest Senior Convertible Notes due 2011 sold by Vector to various private purchasers (the "Notes"), Mr. LeBow and LeBow Gamma Limited Partnership entered into a Master Securities Loan Agreement and accompanying letter agreement (the "Agreement") with Jefferies. Under the Agreement, LeBow Gamma Limited Partnership has agreed to lend Jefferies from time to time up to 3,472,875 shares of Vector common stock held by LeBow Gamma Limited Partnership (the "Shares") for the purpose of allowing Jefferies, in turn, to lend such Shares to its customers (including the purchasers of the Notes) who may, from time to time, sell such shares short. The Shares must be available for an initial period of 30 months. After the end of such initial 30-month period until November 15, 2011, the Shares also must be available during any period in which Mr. LeBow, any member of his immediate family and any person or group controlled by Mr. LeBow or any member of his immediate family (or any trust or partnership controlled by any of the foregoing), either individually or collectively, are beneficial owners of more than 50% of the aggregate ordinary voting power of Vector.

         Jefferies is acting as placement agent to Vector in connection with the sale of the Notes to the purchasers and as a broker with respect to lending the Shares to its customers. Each of Jefferies and any customer of Jefferies may be deemed to be an "underwriter" as that term is defined in the Securities Act of 1933, as amended, with respect to any sale of the Shares.





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